Commission File Number 001-31914
EXHIBIT 99.1
CHINA LIFE INSURANCE COMPANY LIMITED
(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(the “Company”)
(Stock Code: 2628)
Announcement on Resolutions of the Thirteenth Meeting of the Third Session of the Board of Supervisors
China Life Insurance Company Limited (the “Company”)
IMPORTANT
The Company and all members of its Board of Supervisors warrant that there is no misrepresentation, misleading statements or material omissions in this announcement, and jointly and severally accept full responsibility for the authenticity, accuracy and completeness of the information contained in this announcement.
The thirteenth meeting (the “Meeting”) of the third session of the Board of Supervisors of the Company (the “Supervisory Board”) was held on August 23, 2011 at the conference room located at A 16 of China Life Plaza. The supervisors were notified of the Meeting by way of a written notice dated August 15, 2011. Out of the Company’s five supervisors, four attended the Meeting, including Xia Zhihua, Shi Xiangming, Yang Hong and Wang Xu. Tian Hui, supervisor of the Company, was on leave and authorized in writing, Wang Xu, supervisor of the Company to act on his behalf respectively and cast the votes for him. The time, venue and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, the Company’s Articles of Association (“AOA”) and the Rules of Procedure for the Supervisory Board of the Company.
The Meeting was presided over by Chairperson Ms. Xia Zhihua. The supervisors who were present passed the following resolutions unanimously after sufficient review and discussion:
1. Passed the A Share Interim Report for the First Half of 2011 and the H Share Interim Report for the First Half of 2011.
The Supervisory Board believed that: The preparation and review procedures of the A Share Interim Report for the First Half of 2011 and the H Share Interim Report for the First Half of 2011 are in conformity with provisions under relevant laws, regulations, AOA and internal management regulations of the Company; The content and form of such report meet the requirements of laws, regulations and listing rules of the jurisdictions where the Company is listed; The information contained therein in each respect truly, accurately and completely reflects the operation results and financial conditions of the Company in the first half of 2011; No breach of confidentiality by the staff involved in the preparation and review of the A Share Interim Report for the First Half of 2011 and the H Share Interim Report for the First Half of 2011 was detected before such opinion was issued.

Commission File Number 001-31914
Voting result: 5 for, 0 against, with no abstention
2. Passed the Proposal on the Solvency Report for the Six Months Ended June 30, 2011.
Voting result: 5 for, 0 against, with no abstention
3. Passed the Proposal on the Review of the Internal Audit Work of the Company.
Voting result: 5 for, 0 against, with no abstention
4. Passed the Proposal on the Interim Rules on the Overall Risk Management of the Company.
Voting result: 5 for, 0 against, with no abstention
Board of Supervisors of China Life Insurance Company Limited
August 23, 2011